UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Janus Henderson Group plc

(Name of Issuer)

Ordinary Shares, par value $1.50 per Share

(Title of Class of Securities)

G4474Y 214

(CUSIP Number)

Mayu Mashimo

Manager, Actuarial and Accounting Unit

Dai-ichi Life Holdings, Inc.

13-1, Yurakucho 1-Chome,

Chiyoda-ku, Tokyo, 100-8411 Japan

+81-50-3846-2510

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4474Y 214

1.	Names of Reporting Person: Dai-ichi Life Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

This Amendment No. 11 (this “Amendment No. 11”) amends the Schedule 13D that was filed on June 8, 2017, as amended by Amendment No. 1 filed on November 14, 2017, Amendment No. 2 filed on December 18, 2017, Amendment No. 3 filed on February 8, 2018, Amendment No. 4 filed on March 7, 2018, Amendment No. 5 filed on April 3, 2018, Amendment No. 6 filed on April 25, 2018, Amendment No. 7 filed on May 16, 2018, Amendment No. 8 filed on October 4, 2018, Amendment No. 9 filed on April 27, 2020 and Amendment No. 10 filed on February 4, 2021 (the “Schedule 13D”), by Dai-ichi Life Holdings, Inc. (the “Investor”), relating to the issued and outstanding ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”). The principal executive offices of the Company are located at 201 Bishopsgate, EC2M 3AE, United Kingdom. Beginning on the date this Amendment No. 11 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 11. Only those items reported in this Amendment No. 11 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 11 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to include the following information:

Investment in Company Ordinary Shares

On February 9, 2021, the Investor sold all of its Company Ordinary Shares in an underwritten registered public offering pursuant to the automatic shelf registration statement on Form S-3 filed by the Company with the Securities and Exchange Commission on February 4, 2021. Except as set forth in this Statement, the Investor has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Investor may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in the Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference.

(c) On February 9, 2021, the Investor sold 30,668,922 Company Ordinary Shares at a price per share of $28.57725, net of underwriting discounts and commissions but before expenses, in an underwritten registered public offering pursuant to the automatic shelf registration statement on Form S-3 filed by the Company with the Securities and Exchange Commission on February 4, 2021.

(d) Not applicable.

(e) As of February 9, 2021, the Investor ceased to beneficially own more than five percent of the outstanding Company Ordinary Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dai-ichi Life Holdings, Inc.

Date: February 9, 2021	By:	/s/ Mayu Mashimo
	Name:	Mayu Mashimo
	Title:	Manager, Actuarial and Accounting Unit